UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                      Washington, D.C. 20549

                                           SCHEDULE 13D

                             Under the Securities Exchange Act of 1934
                                       (Amendment No.  2 )*

                               First of Michigan Capital Corporation
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                                         (Name of Issuer)

                                   Common Stock, $.10 par value
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                                  (Title of Class of Securities)

                                           320862 - 105
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                                          (CUSIP Number)

                                      William H. Cuddy, Esq.
                                        Day, Berry & Howard
               185 Asylum Street, CityPlace I, Hartford, Connecticut 06103-3499
                                          (860) 275-0217
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                           (Name, Address and Telephone Number of Person
                         Authorized to Receive Notices and Communications)

                                          March 31, 1997
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                      (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box /   /.

Check the following box if a fee is being paid with the statement /   /.  (A
fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out or a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on the following pages.

                                           SCHEDULE 13D
CUSIP NO.___ 3208262 - 105 __                                       Page 2 of 2
Pages

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        1888 Limited Partnership

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)/    /
                                                            (b)/    /

3       SEC USE ONLY

4       SOURCE OF FUNDS*

        Not Applicable

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)       /    /

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Connecticut

               7      SOLE VOTING POWER
                      777,929 shares
NUMBER OF
   SHARES      8      SHARED VOTING POWER
BENEFICIALLY          -0- shares
 OWNED BY
      EACH     9      SOLE DISPOSITIVE POWER
REPORTING             777,929 shares
 PERSON
     WITH      10     SHARED DISPOSITIVE POWER
                      -0- shares

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        777,929 shares

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        31.1%

14      TYPE OF REPORTING PERSON*

        PN

                               *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              AMENDMENT TO STATEMENT ON SCHEDULE 13D

The reporting person hereby amends in part its Statement on Schedule 13D relating to the common stock, par value $.10 per share (the "Common Stock"), of First of Michigan Capital Corporation, a Delaware corporation. This amendment amends only the portions of the information previously reported that have changed since the prior filing.

Item 3. Source and Amount of Funds or Other Consideration

In accordance with the Agreement of Limited Partnership of 1888 Limited Partnership dated as of September 14, 1995 by and among the Partners (the "Agreement"), Louis C. Baker and Paxton Mendelssohn, II, two of the Partners, each contributed and transferred 15,000 additional shares of Common Stock of First of Michigan Capital Corporation to the Partnership on March 31, 1997. In consideration of such contributions and transfers, Mr. Baker and Mr. Mendelssohn each received an increase in his limited partnership interest in the Partnership and all rights incident to such interest as enumerated in the Agreement.

Item 4. Purpose of Transaction

The purpose of the transaction is to enable the Partnership (a) to acquire, hold, vote, manage, transfer, sell and otherwise deal with the 30,000 additional shares of Common Stock of First of Michigan Capital Corporation contributed by Louis C. Baker and Paxton Mendelssohn, II, together with the shares of such Common Stock previously contributed by the Partners, together with any other stock obtained by the Partnership, (b) to invest in one or more assets of any type, including, without limitation, purchasing, selling and otherwise dealing with such investments, and (c) to conduct all such other business incidental to and not inconsistent with the general purposes set forth in (a) and (b) above.

Item 5.(a)-(b) Interest in Securities of the Issuer


                Number of
                Shares                        Shared     Sole           Shared
Reporting       Beneficially   Sole Voting    Voting     Dispositive    Dispositive  Percent
Person          Owned          Power          Power      Power          Power        Ownership
-----------     -------------  -----------    --------   ------------   -----------  ------------         ------------------------
The Partnership 777,929        777,929        0          777,929        0              31.1%

        (c) No transactions involving the reporting person have occurred during the past sixty days except as described in Item 3 above.

                                             SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the reporting person certifies that the information set forth in the Statement is true, complete and correct.

Dated:  April 8 , 1996

                                         1888 LIMITED PARTNERSHIP

                                         By: /s/ Craig P. Baker

                                         Craig P. Baker, its General Partner

                                         By: /s/ Louis C. Baker

                                         Louis C. Baker, its General Partner